Exhibit 12

Staples, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Fiscal Year Ended
	January 31,	January 29,	January 30,	January 31,	February 2,
	2012	2011	2010	2009	2008
Earnings:
Consolidated income before income taxes	$1,459,141	$1,356,595	$1,155,894	$1,243,084	$1,554,482
Interest portion of rental expense	251,878	248,810	250,302	228,318	199,562
Interest expense, net of capitalized interest	173,751	214,824	237,025	149,774	38,335
Capitalized interest	—	—	—	—	—
Pre tax earnings (losses) from equity method investees	3,626	1,972	1,373	1,013	192
Less: capitalized interest	—	—	—	—	—
Less: minority interests	—	—	—	—	—
Earnings	$1,888,396	$1,822,201	$1,644,594	$1,622,189	$1,792,571

Fixed charges:
Interest portion of rental expense	$251,878	$248,810	$250,302	$228,318	$199,562
Interest expense, net of capitalized interest	173,751	214,824	237,025	149,774	38,335
Capitalized interest	—	—	—	—	—
Fixed charges	$425,629	$463,634	$487,327	$378,092	$237,897

Ratio of earnings to fixed charges	4.44	3.93	3.37	4.29	7.54